UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40326

TuSimple Holdings Inc.

(Exact name of registrant as specified in its charter)

9191 Towne Centre Drive, Suite 150

San Diego, CA 92122

(619) 916-3144

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Explanatory Note: TuSimple Holdings Inc. (the “Company”) is filing this Form 15/A to withdraw the Form 15/A filed by the Company on April 26, 2024 with the Securities and Exchange Commission (the “SEC”) and to clarify that the original Form 15 filed by the Company with the SEC on February 8, 2024 shall control the Company’s termination and suspension of its registration and reporting obligations, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, TuSimple Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 30, 2024	By:	/s/ Cheng Lu
	Name:	Cheng Lu
	Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.